SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SUNOVIA ENERGY TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

86770A104

(CUSIP Number)

Arthur Buckland
106 Cattlemen Road
Sarasota, Florida 34232
Phone: (941) 751-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 86770A104	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Arthur Buckland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 72,000,000(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 72,000,000(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

(1)
Mr. Buckland acquired an option to purchase 72,000,000 shares of common stock at an exercise price of $0.045 per share.  On the 12 month anniversary of continuous service to the Company, Mr. Buckland will be entitled to exercise 25% of the option.  Thereafter, Mr. Buckland’s option will vest on a pro rata monthly basis.  Mr. Buckland is also entitled to options to purchase an additional 2% of the Company’s common stock under terms and conditions to be worked out with the Company’s board of directors.

CUSIP No. 86770A104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Sunovia Energy Technologies, Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 106 Cattlemen Road, Sarasota, Florida 34232.

Item 2. Identity and Background.

This statement is being filed by Arthur Buckland (“Mr. Buckland”). Mr. Buckland is the Issuer’s Chief Executive Officer.  Mr. Buckland’s business address is 106 Cattlemen Road, Sarasota, Florida 34232.  Mr. Buckland is a United States citizen.

During the past five years, Mr. Buckland has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Effective September 7, 2010, Mr. Buckland acquired 72,000,000 shares of common stock of the Company through the purchase of such shares from the Company (the “Stock Purchase”) pursuant to the terms the Employment Agreement by and between the Company and Mr. Buckland (the “Employment Agreement”).

The Issuer granted options to purchase shares of Common Stock to Mr. Buckland under the Employment Agreement dated Effective September 7, 2010.  The exercise price is $0.045.  Mr. Buckland’s options shall be subject to Company’s standard four (4) year vesting provisions:  twenty-five percent (25%) to vest after the first twelve (12) months of continuous service with the Company, with monthly ratable vesting thereafter for the remaining option shares.

Mr. Buckland is also entitled to options to purchase an additional 2% of the Company’s common stock under terms and conditions to be worked out with the Company’s board of directors.

Item 4. Purpose of Transaction.

As described above, the Mr. Buckland’s acquisition of the securities was made pursuant to the Employment Agreement.

Except as set forth in this Item 4, Mr. Buckland does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Effective September 7, 2010, Mr. Buckland beneficially owned 72,000,000 options to purchase common shares or 8.48% of Issuer’s common stock.  Mr. Buckland has the sole power to vote or dispose of all of his respective shares. Mr. Buckland is also entitled to options to purchase an additional 2% of the Company’s common stock under terms and conditions to be worked out with the Company’s board of directors.

The information set forth herein is based upon information set forth in the Issuer’s Quarterly Report for the quarter ending April 30, 2010.  As of September 30,  2010, the Issuer had 848,389,363 shares of Common Stock issued and outstanding.

Except as described in this Schedule 13D, Mr. Buckland has not effectuated any other transactions involving the securities in the last 60 days.

CUSIP No. 86770A104	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Buckland and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description
10.1	Employment Agreement, dated August 27, 2010, by and between Sunovia Energy Technologies, Inc. and Arthur Buckland (1)
(1)  Incorporated by reference to the Form 8-K Current Report as filed by the Issuer with the Securities and Exchange Commission on September 2, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: October 8, 2010

By:	/s/ Arthur Buckland
Arthur Buckland